Stewart D. Gregg
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

January 6, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Re: Allianz Life Insurance Company of North America
    Allianz Life Variable Account A
    File Nos. 333-102332 and 811-04965
    CIK No.   0000808468
    Accession No.  0000808468-03-000001

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Dear Sir/Madam:

On January 3, 2003, the above-referenced filing was inadvertently filed as an initial N-6 filing. In fact, this filing should have been filed as a 485APOS since we are simply seeking review of an existing S-6 filing (No. 333-60206) which was converted to the new N-6 format. Pursuant to Securities Act Rule 477, we are requesting that the above referenced filing (333-102332) be withdrawn.

We are filing for a withdrawal under form type RW and we are also re-filing Post-Effective Amendment No. 3, File No. 333-60206 to appropriately reflect this registration as a 485APOS filing.

Please contact me with any questions or comments you may have concerning the enclosed.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
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        Stewart D. Gregg